SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

QUEST RESOURCE HOLDING CORPORATION

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title and Class of Securities)

74836W203

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

CUSIP No. 74836W203	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x] Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 707,078 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 707,078 Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 707,078 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 74836W203	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x] Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,075,924 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,075,924 Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,075,924 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 74836W203	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x] Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 253,958 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 253,958 Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,958 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 74836W203	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS WYNNEFIELD CAPITAL, INC. PROFIT SHARING PLAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x] Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 264,803 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 264,803 Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,803 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12	TYPE OF REPORTING PERSON EP

CUSIP No. 74836W203	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS WYNNEFIELD CAPITAL MANAGEMENT, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x] Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,783,002 Shares (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,783,002 Shares (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,783,002 Shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4% (1)
12	TYPE OF REPORTING PERSON OO

(1) Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

CUSIP No. 74836W203	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS WYNNEFIELD CAPITAL, INC. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x] Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 253,958 Shares (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 253,958 Shares (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,958 Shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3% (1)
12	TYPE OF REPORTING PERSON CO

(1) Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

CUSIP No. 74836W203	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NELSON OBUS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x] Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,301,763 Shares (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,301,763 Shares (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,301,763 Shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1% (1)
12	TYPE OF REPORTING PERSON IN

(1) Mr. Obus may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd. and Wynnefield Capital, Inc. Profit Sharing Plan because he is a co-managing member of Wynnefield Capital Management, LLC, a principal executive officer of Wynnefield Capital, Inc. (the investment manager of Wynnefield Small Cap Value Offshore Fund, Ltd.), and a co-trustee of Wynnefield Capital, Inc. Profit Sharing Plan. The filing of this Statement and any future amendment by Mr. Obus, and the inclusion of information herein and therein with respect to Mr. Obus, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Obus disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

CUSIP No. 74836W203	Page 9 of 13 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS JoSHUA Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x] Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,301,763 Shares (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,301,763 Shares (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,301,763 Shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1% (1)
12	TYPE OF REPORTING PERSON IN

(1) Mr. Landes may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd. and Wynnefield Capital, Inc. Profit Sharing Plan because he is a co-managing member of Wynnefield Capital Management, LLC, a principal executive officer of Wynnefield Capital, Inc. (the investment manager of Wynnefield Small Cap Value Offshore Fund, Ltd.), and a co-trustee of Wynnefield Capital, Inc. Profit Sharing Plan. The filing of this Statement and any future amendment by Mr. Landes, and the inclusion of information herein and therein with respect to Mr. Landes, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Landes disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

CUSIP No. 74836W203	Page 10 of 13 Pages

Item 1(a).	Name of Issuer: Quest Resource Holding Corporation
Item 1(b).	Address of Issuer's Principal Executive Offices: 3481 Plano Parkway, The Colony, Texas 75056
Item 2(a).

Name of Person Filing:

Wynnefield Partners Small Cap Value, L.P. (“Partners”)

Wynnefield Partners Small Cap Value, L.P. I (“Partners I”)

Wynnefield Small Cap Value Offshore Fund, Ltd. (“Fund”)

Wynnefield Capital, Inc. Profit Sharing Plan (the “Plan”)

Wynnefield Capital Management, LLC (“WCM”)

Wynnefield Capital, Inc. (“WCI”)

Nelson Obus

Joshua Landes

Item 2(b).	Address of Principal Business Office or, if None, Residence: 450 Seventh Avenue, Suite 509, New York, New York 10123
Item 2(c).

Citizenship:

Partners and Partners I are Delaware limited partnerships.

Fund is Cayman Islands company.

WCM is a New York limited liability company.

WCI is a Delaware corporation.

The Plan is organized in Delaware.

Mr. Obus and Mr. Landes are United States citizens.

CUSIP No. 74836W203	Page 11 of 13 Pages

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 Par Value Per Share.
Item 2(e).	CUSIP Number: 74836W203
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or Dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.

(e)	☒	Investment Adviser registered in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d--1(b)(1)(ii)(F).

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this Statement is filed pursuant to Rule 13d-1(c), check this box [ ].

CUSIP No. 74836W203	Page 12 of 13 Pages

Item 4.

Ownership.

(a)    Amount beneficially owned: 2,301,763 Shares

(b)    Percent of Class: 12.1% of Common Stock

(c)    Number of Shares as to which the person has:

(i)                 Sole power to vote or to direct the vote: 2,301,763 Shares

(ii)                Shared power to vote or to direct the vote: 0 Shares

(iii)              Sole power to dispose or to direct the disposition of: 2,301,763 Shares

(iv)              Shared Power to dispose or to direct the disposition of: 0 Shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. *.

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. See Item 2(a)-(c).
Item 9.	Notice of Dissolution of Group. Not Applicable.
Item 10.

Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74836W203	Page 13 of 13 Pages

SIGNATURE

Date: February 14, 2022

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC, General Partner

By: /s/ Nelson Obus

Nelson Obus, Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC, General Partner

By: /s/ Nelson Obus

Nelson Obus, Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.

By: /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL, INC. PROFIT SHARING PLAN

By: /s/ Nelson Obus

Nelson Obus, Authorized Signatory

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus

Nelson Obus, President

/s/ Nelson Obus

Nelson Obus, Individually

/s/ Joshua Landes

Joshua Landes, Individually